FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:



                                                      BALANCE SHEET
                                                      June 30, 2004
                                                  (in thousands of CZK)

 ident.                  assets                                              current year                     prior year
                                                             gross           adjustments         net              net
                   TOTAL ASSETS                             330 487 646      110 111 080     220 376 566      217 920 470
  A.               Stock subscriptions receivable
  B.               Fixed assets                             300 578 077      109 699 783     190 878 294      195 719 837
  B. I.            Intangible assets                          2 702 442        1 637 980       1 064 462        1 117 827
  B. I.1.          Expenses of foundation and
                   organization
       2.          Research and development
       3.          Software                                   2 192 781        1 616 066         576 715          539 082
       4.          Patents, rights and royalties                224 469           21 914         202 555          205 613
       5.          Goodwill
       6.          Other intangibles
       7.          Intangibles in progress                      277 745                          277 745          373 132
       8.          Advances for intangibles                       7 447                            7 447
  B. II.           Tangible assets                          249 100 183      105 857 236     143 242 947      147 632 436
  B. II.1.         Land                                         690 858                          690 858          691 666
        2.         Buildings, halls and constructions        71 372 289       27 770 844      43 601 445       44 430 807
        3.         Separate movable items and groups of     169 986 674       78 086 392      91 900 282       96 249 260
                   movable
        4.         Permanent growth
        5.         Livestock
        6.         Other tangible assets                         14 962                           14 962           13 952
        7.         Tangibles in progress                      4 697 007                        4 697 007        4 431 343
        8.         Advances for tangibles                     2 338 393                        2 338 393        1 815 408
        9.         Adjustment to acquired property
  B. III.          Financial investment                      48 775 452        2 204 567      46 570 885       46 969 574
  B. III.1.        Majority shareholdings and                38 792 620        1 713 885      37 078 735       36 931 593
                   participating interests
         2.        Substantial shareholdings and              9 815 649          477 782       9 337 867        9 647 961
                   participating interests shareholdings
                   of 20% - 50%
         3.        Other securities and deposits                 20 000                           20 000          178 139
         4.        Intergroup loans
         5.        Other financial investments                   57 510           12 900          44 610           59 150
         6.        Financial investment in progress              56 069                           56 069          152 731
         7.        Advances for financial investment             33 604                           33 604

                                                                                           Table continues on the next page.

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
Continued from the previous page.

 ident.                  assets                                              current year                     prior year
                                                             gross           adjustments         net              net
  C.               Current assets                            29 551 198          411 297      29 139 901       21 857 267
  C. I.            Inventory                                 13 173 105              270      13 172 835       14 355 994
  C. I.1.          Materials                                 13 126 679              270      13 126 409       14 339 497
       2.          Work in progress and semi-finished               840                             840
       3.          Finished products
       4.          Livestock
       5.          Goods
       6.          Advances for inventory                        45 586                           45 586           16 497
  C. II.           Long-term receivables                         76 423                           76 423           81 843
  C. II.1.         Trade receivables                              6 850                            6 850            6 861
        2.         Receivables from subsidiaries
        3.         Receivables from associates
        4.         Receivables from partners and
                   associations
        5.         Long-term adavances                           13 570                           13 570           13 542
        6.         Contingencies
        7.         Other receivables                             56 003                           56 003           61 440
        8.         Deferred tax assets
  C. III.          Short-term receivables                     5 498 013          411 027       5 086 986        4 530 623
  C. III.1.        Trade receivables                          3 041 108          336 390       2 704 718        3 791 290
         2.        Receivables from subsidiaries
         3.        Receivables from associates                    1 430            1 430
         4.        Receivables from partners and
                   associations
         5.        Receivables from social security
         6.        Receivables from taxes                        36 812                           36 812            48 790
         7.        Short-term advances                          255 485                          255 485           183 524
         8.        Contingencies                                 99 795                           99 795            22 451
         9.        Other receivables                          2 063 383           73 207       1 990 176           484 568
  C. IV.           Financial accounts                        10 803 657                       10 803 657         2 888 807
  C. IV.1.         Cash                                           3 856                            3 856             3 150
        2.         Bank accounts                              5 111 926                        5 111 926         2 139 202
        3.         Short-term financial assets                5 687 875                        5 687 875           746 455
        4.         Short-term financial assets in
                   progress
  D. I.            Temporary accounts of assets                 358 371                          358 371           343 366
  D. I.1.          Prepaid expenses                             358 371                          358 371           342 616
       2.          Complex prepaid expenses
       3.          Unbilled revenues                                                                                   750

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
                                                 SHAREHOLDERS' EQUITY AND LIABILITIES

ident.             Shareholders' equity and liabilities                 current year           prior year
                total shareholders' equity and liabilities              220 376 566            217 920 470
A.              Shareholders' equity                                    139 413 064            139 014 969
A. I.           Stated capital                                           59 221 084             59 151 668
A. I. 1.        Stated capital                                           59 221 084             59 221 084
      2.        Own shares                                                                         -69 416
      3.        Changes in stated capital
A. II.          Capital funds                                             1 638 417                430 981
A. II.1.        Share premium
      2.        Other capital funds                                       1 659 052              1 659 057
      3.        Revaluation of assets and liabilities                       -20 635             -1 228 076
      4.        Revaluation from transformations
A. III.         Reserve funds and other funds created from                9 973 185              9 265 086
                profit
A. III.1.       Legal reserve fund                                        9 724 025              9 096 890
       2.       Statutory and other funds                                   249 160                168 196
A. IV.          Retained earnings                                        64 656 513             56 236 206
A. IV.1.        Retained earnings of previous years                      64 656 513             56 236 206
      2.        Retained losses of previous years
A. V.           Profit / loss of current accounting period                3 923 865             13 931 028
B.              Liabilities                                              80 288 217             78 224 940
B. I.           Reserves                                                 19 244 162             18 183 201
B. I.1.         Reserves in accordance with special laws                  8 594 455              7 985 464
     2.         Reserves for pensions and similar liabilities
     3.         Reserve for income tax
     4.         Other reserves                                           10 649 707             10 197 737
B. II.          Long-term, liabilities                                   39 011 308             25 016 789
B. II.1.        Trade payables
      2.        Payables to subsidiaries                                 23 763 927             11 047 412
      3.        Payables to associates
      4.        Payables to partners and associations
      5.        Long-term deposits received
      6.        Bonds payable                                             8 681 490              8 563 117
      7.        Long-term notes payable
      8.        Contingencies
      9.        Other payables
     10.        Deferred tax liabilities                                  6 565 891              5 406 260
                                                                                       Table continues on the next page.

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Continued from the previous page.

ident.             Shareholders' equity and liabilities                 current year           prior year
B. III.     Short-term liabilities                                       11 344 933             21 427 973
B. III.1.   Trade payables                                                2 427 333             11 378 616
       2.   Payables to subsidiaries
       3.   Payables to associates
       4.   Payables to partners and associations                         4 779 404                 22 705
       5.   Payables to employees                                           131 991                166 218
       6.   Social security payables                                         89 560                107 491
       7.   Taxes payable and subsidies                                     480 612              3 287 029
       8.   Short-term deposits received                                    152 666                125 464
       9.   Bonds payable                                                                        3 000 000
      10.   Contingencies                                                   398 325                233 217
      11.   Other payables                                                2 885 042              3 107 233
B. IV.      Bank loans and short-term notes                              10 687 814             13 596 977
B. IV. 1.   Long-term bank loans                                          8 653 633              9 609 594
       2.   Short-term bank loans                                         2 034 181              3 987 383
       3.   Short-term notes
C. I.       Temporary accounts of liabilities                               675 285                680 561
C. I.  1.   Accruals                                                        609 693                660 567
       2.   Deferred income                                                  65 592                 19 994

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

                                                PROFIT AND LOSS STATEMENT

                                                      June 30, 2004
                                                  (in thousands of CZK)

ident.                      text                                             current period       prior year period
 I.            Revenues from goods sold
      A.       Costs of goods sold
      +        Sales margin
 II.           Production                                                     31 138 495              26 648 606
 II.     1.    Revenues from finished products and services                   31 099 377              26 590 050
         2.    Changes in inventory of own production                               841                      481
         3.    Capitalization (of own work)                                       38 277                  58 075
      B.       Consumption from production                                    14 836 912              12 476 476
      B. 1.    Consumption of material and energy                             11 624 538               9 903 333
         2.    Services                                                        3 212 374               2 573 143
      +        Value added                                                    16 301 583              14 172 130
      C.       Personnel expenses                                              1 863 160               1 823 883
      C. 1.    Wages and salaries                                              1 310 122               1 261 318
         2.    Bonuses to board members                                            4 777                   4 901
         3.    Social insurance                                                  452 372                 454 696
         4.    Other social expenses                                              95 889                 102 968
      D.       Taxes and fees                                                    739 531                 788 403
      E.       Amortization of intangibles and depreciation of                 6 219 162               5 984 988
               tangibles
 III.          Revenues from intangibles, tangibles and                          109 063                  71 588
               material sold
 III.    1.    Revenues from intangibles and tangibles sold                       92 494                  43 836
         2.    Revenues from material sold                                        16 569                  27 752
      F.       Net book value of intangibles, tangibles and                       86 854                  48 694
               material sold
      F. 1.    Net book value of intangibles and tangibles sold                   72 358                  41 285
         2.    Book value of material sold                                        14 496                   7 409
      G.       Changes in operational reserves and adjustments                 1 032 770               1 162 750
 IV.           Other operational revenues                                        154 326                 331 473
      H.       Other operational expenses                                        469 632                 432 865
 V.            Transfer of operational revenues
      I.       Transfer of operational expenses
      *        Net operating results                                           6 153 863               4 333 608
                                                                                       Table continues on the next page.

Continued from the previous page.

ident.                      text                                             current period       prior year period
 VI.           Revenues from sale of securities and deposits                     540 857              15 233 177
      J.       Sold securities and deposits                                      583 049               2 711 961
 VII.          Revenues from financial investments                             1 678 933                 201 614
 VII.    1.    Revenues from subsidiaries and associates                       1 678 922                 201 614
         2.    Revenues from other securities and deposits
         3.    Revenues from other financial investments                              11
 VIII.         Revenues from short-term financial assets
      K.       Costs of financial assets
 IX.           Revenues from revaluation of securities and                     1 253 660                 150 694
               derivatives
      L.       Costs of revaluation of securities and                          1 481 314                 553 790
               derivatives
      M.       Changes in financial reserves and adjustments                       4 192
 X.            Interest revenues                                                  61 208                 161 799
      N.       Interest expenses                                               1 007 044               1 192 693
 XI.           Other financial revenues                                                                1 203 357
      O.       Other financial expenses                                          268 764                  76 178
 XII.          Transfer of financial revenues
      P.       Transfer of financial expenses
      *        Net results from financial activities                             190 295              12 416 019
      Q.       Income taxes on normal activity                                 1 311 100               4 474 648
      Q. 1.    - Due                                                             151 469                  11 320
         2.    - Deferred                                                      1 159 631               4 463 328
      **       Net results after taxes from normal activity                    5 033 058              12 274 979
 XIII.         Extraordinary revenues                                            282 354                 172 844
      R.       Extraordinary expenses                                          1 391 547                 119 174
      S.       Income tax on extraordinary activity
      S. 1.    - Due
         2.    - Deferred
      *        Net results from extraordinary activity                        -1 109 193                  53 670
      ***      Net profit (loss) for the accounting period                     3 923 865              12 328 649
      ****     Profit (loss) before income taxes                               5 234 965              16 803 297

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
                                          Cash flow statement

                               for six-months period ended June 30, 2004
                                         (in thousands of CZK)

ident.                                    text                                      current period      prior year period
 P.                   Cash and cash equivalents at beginning of period                2 888 807            3 828 786
                      Operating activities
 Z.                   Pre-tax profit from normal activity                             6 344 158           16 749 627
 A.1.                 Adjustments by non-cash transactions                            6 787 263           -4 473 973
 A.1.1.               Depreciation, amortization and writing-off                      6 224 699            5 990 087
 A.1.1.1.             Depreciation and amortization of fixed assets                   6 219 163            5 986 220
 A.1.1.2.             Receivables writing-off                                             5 536                3 867
 A.1.2.               Change in adjustments, reserves and accruals                    1 066 790            1 230 427
 A.1.2.1.             Change in adjustments                                             -24 000              257 008
 A.1.2.2.             Change in reserves                                              1 060 961              905 046
 A.1.2.3.             Change in accruals                                                 29 829               68 373
 A.1.3.               Gain/Loss on fixed assets retirements and own shares               22 056          -12 523 767
 A.1.4.               Interest expenses and revenues                                    945 836            1 030 894
 A.1.4.1.             Interest expenses                                               1 007 044            1 192 693
 A.1.4.2.             Interest revenues                                                 -61 208             -161 799
 A.1.5.               Other non-cash transactions                                       206 804
 A.1.6.               Revenues from dividends                                        -1 678 922             -201 614
 A.*                  Net cash provided by operating activities before               13 131 421           12 275 654
                      taxes, changes in working capital and extraordinary items
 A.2.                 Change in working capital                                       1 411 236              110 958
 A.2.1.               Change in receivables from operational activities               1 136 502              145 529
 A.2.2.               Change in short-term payables from operational                   -908 425             -442 302
                      activities
 A.2.3.               Change in inventory                                             1 183 159              407 731
 A.**                 Net cash provided by operating activities before               14 542 657           12 386 612
                      taxes and extraordinary items
 A.3.                 Interest paid, excl. capitalized interest                      -1 037 076           -1 432 670
 A.4.                 Interest received                                                  61 958              163 953
 A.5.                 Income taxes paid                                              -3 167 154           -1 023 373
 A.6.                 Revenues and expenses related to extraordinary items              -13 421              162 062
 A.7.                 Proceeds from dividends                                             8 500              201 614
 A.***                Net cash provided by operating activities                      10 395 464           10 458 198
                      Investing activities
 B.1.                 Fixed assets acquisition                                       -9 827 627          -23 351 565
 B.1.1.               Additions to tangible fixed assets                             -1 705 946           -1 734 138
 B.1.2.               Additions to intangible fixed assets                             -118 726              -54 697
 B.1.3.               Change in financial investment                                    -65 615          -32 371 140
 B.1.4.               Change in payables from investing activity                     -7 937 340           10 808 410
 B.2.                 Proceeds from sales of fixed assets                               571 137           15 268 316
 B.2.1.               Proceeds from sales of tangible fixed assets                       92 493               43 836
 B.2.2.               Proceeds from sales of intangible fixed assets
 B.2.3.               Proceeds from sales of financial investment                       467 249           15 224 055
 B.2.4.               Change in receivables from sales of fixed assets                   11 395                  425
 B.***                Total cash used in investing activities                        -9 256 490           -8 083 249
                                                                                        Table continues on the next page.

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
Continued from the previous page.
                      Financing activities
 C.1.                 Change in long-term liabilities and short-term loans           -6 732 290           -2 537 328
 C.1.1.               Change in long-term bank loans                                   -975 838           -1 730 367
 C.1.2.               Change in short-term bank loans and notes                      -1 953 202             -355 181
 C.1.3.               Change in long-term bonds payable                              -3 000 000
 C.1.4.               Change in other long-term liabilities                          12 661 330             -451 780
 C.2.                 Impact of changes in equity by cash                                43 586              -44 034
 C.2.1.               Monetary donations and subsidies to equity
 C.2.2.               Direct payments debited to funds                                  -49 035              -71 808
 C.2.3.               Paid-out dividends and profit shares                               19 013               18 652
 C.2.4.               Purchase/sale of treasury shares                                   73 608                9 122
 C.***                Net cash from financing activities                              6 775 876           -2 581 362
 F.                   Net increase/decrease in cash                                   7 914 850             -206 413
 R.                   Cash and cash equivalents at end of period                     10 803 657            3 622 373

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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

                                        ----------------------------------------
                                               (Registrant)

Date:  July 30, 2004

                                        By:   /s/ Libuse Latalova
                                           -------------------------------------
                                                 Libuse Latalova
                                          Head of Finance Administration